Filed pursuant to Rule 424(b)(4)

SEC File No. 333-182782

Prospectus

FREDERICK’S OF HOLLYWOOD GROUP INC.

28,405,331 Shares of Common Stock

This prospectus relates to the resale of up to 28,405,331 shares of our common stock by the selling shareholder set forth in this prospectus under the section entitled Selling Shareholder beginning on page 9 of this prospectus.

We will not receive any proceeds from the sale of our shares by the selling shareholder; however, we will receive payment in cash upon exercise of certain warrants held by such selling shareholder.

The securities are being registered to permit the selling shareholder to sell the securities from time to time in the public market. The selling shareholder may sell the securities through ordinary brokerage transactions or through any other means described under the section entitled Plan of Distribution beginning on page 10. We do not know when or in what amount the selling shareholder may offer the securities for sale. The selling shareholder may sell any, all or none of the securities offered by this prospectus.

Our common stock is traded on the NYSE MKT under the symbol “FOH.” The last reported sale price of our common stock on the NYSE MKT on December 10, 2012 was $0.29 per share.

Investing in our common stock involves a high degree of risk.

See the section entitled Risk Factors, beginning on page 3.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 13, 2012.

FREDERICK’S OF HOLLYWOOD GROUP INC.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	2
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	8
USE OF PROCEEDS	8
SELLING SHAREHOLDER	9
PLAN OF DISTRIBUTION	10
LEGAL MATTERS	12
EXPERTS	12
WHERE YOU CAN FIND MORE INFORMATION	12

______________________

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date. In this prospectus, references to “Frederick’s of Hollywood Group Inc.,” “the Company,” “we,” “us,” and “our,” refer to Frederick’s of Hollywood Group Inc., a New York corporation, and its subsidiaries.

1

PROSPECTUS SUMMARY

Overview

Frederick’s of Hollywood Group Inc. is a New York corporation incorporated on April 10, 1935. On January 28, 2008, we consummated a merger with FOH Holdings, Inc., a privately-held Delaware corporation, whereby FOH Holdings, Inc. became our wholly-owned subsidiary. FOH Holdings, Inc. is the parent company of Frederick’s of Hollywood, Inc. Upon consummation of the merger, we changed our name from Movie Star, Inc. to Frederick’s of Hollywood Group Inc.

Through our subsidiaries, we sell women’s apparel and related products under our proprietary Frederick’s of Hollywood® brand predominantly through our U.S. mall-based specialty retail stores, which are referred to as “Stores,” and through our catalog and website at www.fredericks.com, which are referred to collectively as “Direct.” As of October 27, 2012, we operated 118 Frederick’s of Hollywood stores in 29 states.

Background of the Offering

On May 23, 2012, we entered into a Series A Preferred Stock Purchase Agreement, pursuant to which we sold $5.0 million of Series A Convertible Preferred Stock to TTG Apparel, LLC, which together with its affiliate, Tokarz Investments, LLC, are significant shareholders of our company. The Series A Convertible Preferred Stock is generally convertible at any time by the holder into shares of common stock at a conversion price of $1.05 per share. Additionally, dividends accrued on the Series A Convertible Preferred Stock will be issued in additional shares of Series A Convertible Preferred Stock and such additional shares generally will be convertible at any time at the option of the holder into shares of common stock at a conversion price of $0.45 per share. In addition, we issued to TTG Apparel, LLC three, five, and seven year warrants, each to purchase 500,000 shares of common stock (for an aggregate of 1,500,000 shares of common stock) at exercise prices of $0.45, $0.53 and $0.60 per share, respectively.

We agreed to register the resale of the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock (and cumulative dividends) and upon exercise of the warrants. Accordingly, on behalf of TTG Apparel, LLC, we are registering an aggregate of 28,405,331 shares of common stock for resale under this prospectus, consisting of (i) 26,905,331 shares of common stock issuable upon conversion of $5,000,000 of Series A Convertible Preferred Stock and $2,802,546 of cumulative dividends at the rate of 9% per annum payable quarterly in arrears in shares of Series A Convertible Preferred Stock (assuming the dividends cumulate over a five-year period), both at an assumed conversion price of $0.29 per share (which represents the lowest possible price to which the conversion price may be reduced) and (ii) 1,500,000 shares of common stock issuable upon the exercise of the warrants. The 28,405,331 shares of common stock being registered for resale under this prospectus represent approximately 292% of our outstanding common stock held by non-affiliates, assuming the conversion price of the Series A Convertible Preferred Stock is reduced to its lowest possible price of $0.29 and dividends cumulate on the Series A Convertible Preferred Stock for a five-year period. Such shares of common stock had an aggregate value of $8,237,546, based on the closing price of our common stock of $0.29 on May 23, 2012, the closing date of the sale of the Series A Convertible Preferred Stock.

Notwithstanding the foregoing, in accordance with the additional listing requirements of the NYSE MKT and the Series A Preferred Stock Purchase Agreement, we are not permitted to issue to TTG Apparel, LLC more than 3,500,000 shares of common stock upon conversion or exercise of the Series A Convertible Preferred Stock or warrants until shareholder approval relating to such issuance is obtained. We intend to hold an annual meeting of shareholders to approve this issuance in January 2013. If the issuance is not approved by our shareholders, TTG Apparel, LLC will be restricted from converting the Series A Convertible Preferred Stock and exercising its warrants for an amount in excess of an aggregate of 3,500,000 shares of common stock and we will not be permitted to issue such shares to TTG Apparel, LLC. We also will not be permitted to exercise our voluntary right of redemption on the Series A Convertible Preferred Stock until shareholder approval is obtained. However, because TTG Apparel, LLC and its affiliate, Tokarz Investments, LLC, together own approximately 26% of our common stock, and Fursa Alternative Strategies LLC and Arsenal Group LLC, our two largest shareholders aside from TTG Apparel, LLC and Tokarz Investments, LLC and who are controlled by William F. Harley, one of our directors, and have agreed to vote all shares held by them and the funds and accounts affiliated with or managed by them or their affiliates in favor of the issuance, collectively own approximately 44% of our common stock, it is unlikely that the proposal will not be approved.

Additional information on the relationships between us and TTG Apparel, LLC and Tokarz Investments, LLC and the conversion terms of the Series A Convertible Preferred Stock are described in more detail in the section entitled Selling Shareholder.

Corporate Information

Our principal executive offices are located at 6255 Sunset Boulevard, Hollywood, California 90028 and our telephone number is (323) 466-5151. Our retail website is www.fredericks.com and our corporate website is www.fohgroup.com. We do not intend for information contained in our websites to be a part of this prospectus.

2

RISK FACTORS

You should carefully consider the risks described below as well as other information provided to you in this document, including information in the section of this prospectus entitled Forward Looking Statements. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our common stock could decline, and you may lose all or part of your investment.

General economic conditions, including continued weakening of the economy, may affect consumer purchases of discretionary items, which could adversely affect our sales.

Since fiscal year 2009, there has been a significant deterioration in the global financial markets and economic environment, which we believe has negatively impacted consumer spending at many retailers, including our company. Our results are dependent on a number of factors impacting consumer spending, including: general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments.

Consumer purchases of discretionary items, including our products, may decline during recessionary periods and at other times when disposable income is lower. A continued or incremental downturn in the U.S. economy, an uncertain economic outlook or an expanded credit crisis could continue to adversely affect our business and our revenue and profits.

If we cannot compete effectively in the retail apparel industry, our business, financial condition and results of operations may be adversely affected.

The retail apparel industry is highly competitive. We compete with a variety of retailers, including national department store chains, national and international specialty apparel chains, apparel catalog businesses and online apparel businesses that sell similar lines of merchandise.  Many of our competitors have greater financial, distribution, logistics, marketing and other resources available to them and may be able to adapt to changes in customer requirements more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies.  If we are unable to overcome these potential competitive disadvantages, such factors could have an adverse effect on our business, financial condition and results of operations.

The failure to successfully order and manage inventory to reflect customer demand and anticipate changing consumer preferences and buying trends may adversely affect our revenue and profitability.

Our success depends, in part, on management’s ability to anticipate and respond effectively to rapidly changing fashion trends and consumer tastes and to translate market trends into appropriate, saleable product offerings.  Generally, merchandise must be ordered well in advance of the applicable selling season and the extended lead times may make it difficult to respond rapidly to new or changing product trends or price changes.  If we are unable to successfully anticipate, identify or react to changing styles or trends and we misjudge the market for our products or our customers’ purchasing habits, then our product offerings may be poorly received by consumers and may require substantial discounts to sell, which would reduce sales revenue and lower profit margins.  Brand image also may suffer if customers believe that we are unable to offer innovative products, respond to the latest fashion trends, or maintain product quality.

We currently have a working capital deficiency which could negatively impact our operations.

As of October 27, 2012, we had a working capital deficiency of $11,020,000. We plan to rely on available borrowings under our revolving credit facility with Salus Capital Partners, LLC, together with our projected operating cash flows, to meet our working capital needs. If we require working capital and it is unavailable to us on acceptable terms or at all, it could result in our inability to successfully update and expand our product offerings in order to keep our selections fresh and appealing to our customers. The foregoing could negatively impact our results of operations.

3

We depend on key personnel and we may not be able to operate and grow the business effectively if we lose the services of any key personnel or are unable to attract qualified personnel in the future.

We are dependent upon the continuing service of key personnel and the hiring of other qualified employees. In particular, we are dependent upon the management and leadership of Thomas J. Lynch, our Chairman and Chief Executive Officer, Don Jones, our President and Chief Operating Officer, and Thomas Rende, our Chief Financial Officer. The loss of any of them or other key personnel could affect our ability to operate the business effectively.

We historically have depended on a high volume of mall traffic, the lack of which would hurt our business.

Most Frederick’s of Hollywood stores are located in shopping malls.  Sales at these stores are influenced, in part, by the volume of mall traffic.  Our stores benefit from the ability of the malls’ “anchor” tenants, generally large department stores, and other area attractions to generate customer traffic in the vicinity of its stores and the continuing popularity of malls as shopping destinations.  A decline in the desirability of the shopping environment of a particular mall, whether due to the closing of an anchor tenant or competition from non-mall retailers, or recessionary economic conditions that consumers have been experiencing, could reduce the volume of mall traffic, which could have an adverse effect on our business, financial condition and results of operations.

If leases for Frederick’s of Hollywood stores cannot be negotiated or renewed on reasonable terms, our ability to achieve profitability could be harmed.

Our sales are dependent on management’s ability to operate retail stores in desirable locations with capital investments and lease costs that allow for the opportunity to earn a reasonable return.  Desirable locations and configurations may not be available at a reasonable cost, or at all. If we are unable to renew or replace our store leases, enter into leases for new stores or terminate leases for unprofitable stores on favorable terms, our ability to achieve profitability could be harmed.

The extent of our foreign sourcing and manufacturing may adversely affect our business, financial condition and results of operations.

Substantially all of the products that we purchase from third-party vendors are manufactured outside the United States. As a result of the magnitude of foreign sourcing and manufacturing, our business is subject to the following risks:

•	political and economic instability in foreign countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods, or to an increase in transportation costs of raw materials or finished products;

•	the imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries;

•	the imposition of duties, taxes and other charges on imports;

•	significant fluctuation of the value of the U.S. dollar against foreign currencies;

•	restrictions on the transfer of funds to or from foreign countries; and

•	violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If these risks limit or prevent us from selling or acquiring products from foreign suppliers, our operations could be disrupted until alternative suppliers are found, which could negatively impact our business, financial condition and results of operations.

Any disruptions at our distribution center could materially affect our ability to distribute products, which could lead to a reduction in our revenue and/or profits.

Our distribution center in Phoenix, Arizona serves our customers.  There is no backup facility or any alternate distribution arrangements in place.  If we experience disruptions at our distribution center that impede the timeliness or fulfillment of the products to be distributed, or our distribution center is partially or completely destroyed, becomes inaccessible, or is otherwise not fully usable, whether due to unexpected circumstances such as weather conditions or disruption of the transportation systems or uncontrollable factors such as terrorism and war, it would have a material adverse effect on our ability to distribute products, which in turn would have a material adverse effect on our business, financial condition and results of operations.

4

Our product licensees may not comply with standards, which could harm our brand, reputation and business.

We license our trademarks to third parties for various products. While we enter into comprehensive licensing agreements with our licensees covering product design, product quality, sourcing, manufacturing, marketing and other requirements, our licensees may not comply fully with those agreements. Non-compliance could include marketing products under our brand name that do not meet our quality and other requirements, which could harm our brand equity, reputation and business.

Our efforts to expand internationally through store licensing and other arrangements may not be successful and could impair the value of our brand.

We are currently evaluating several opportunities to grow our business through international expansion. In March 2011, we entered into a licensing agreement with a subsidiary of Emirates Associated Business Group, or EABG, which provides for EABG to build and operate Frederick’s of Hollywood stores in the Middle East.  We have no prior experience operating through this type of third party arrangement, and it may not be successful The effect of this type of arrangement on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new markets internationally. In addition, certain aspects of this arrangement are not directly within our control, such as the ability of EABG to meet its projections regarding store openings and sales. Moreover, while the agreement may provide us with certain termination rights, to the extent that EABG does not operate its stores in a manner consistent with our brand and store concepts, the value of our brand could be impaired. In addition, our failure to comply with applicable laws and regulations in connection with this agreement could have an adverse effect on our results of operations.

Any material disruption of our information systems could disrupt our business and reduce our sales.

We rely on various information technology systems to manage our operations. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems, could cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to our stores and customers or lost sales, which could reduce demand for our merchandise and cause our sales to decline. Moreover, we may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our customers and might lack sufficient resources to make the necessary investments in technology to compete with our competitors. Accordingly, if changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our business requirements, we could lose customers.

The processing, storage and use of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

The collection of data and processing of transactions through our Frederick’s of Hollywood e-commerce website and call centers require us to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, financial condition and results of operations due to the costs and negative market reaction relating to such developments.

Our collection and remittance of sales and use tax may be subject to audit and may expose us to liabilities for unpaid sales or use taxes, interest and penalties on past sales.

Our Direct business collects and pays sales tax to the relevant state taxing authority on sales made to residents in any state in which we have a physical presence. It is possible that one or more states may disagree with our method of assessing and remitting these taxes, including sales taxes on Direct sales. We expect to challenge any and all future assertions by state governmental authorities or private litigants that we owe sales or use tax, but we may not prevail. If we do not prevail, we could be held liable for additional sales and use taxes, interest and penalties which could have an adverse effect on our profitability.

5

We could be sued for infringement, which could force us to incur substantial costs and devote significant resources to defend the litigation.

We use many trademarks and product designs in our business and believe these trademarks and product designs are important to our business, competitive position and success. As appropriate, we rely on trademark and copyright laws to protect these designs even if not formally registered as marks, copyrights or designs. Third parties may sue us for alleged infringement of their proprietary rights.  The party claiming infringement might have greater resources than us to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend the litigation.  Moreover, if the party claiming infringement were to prevail, we could be forced to discontinue the use of the related trademark, patent or design and/or pay significant damages, or to enter into expensive royalty or licensing arrangements with the prevailing party, assuming these royalty or licensing arrangements are available at all on an economically feasible basis, which they may not be.

If we cannot protect our trademarks and other proprietary intellectual property rights, our business may be adversely affected.

We may experience difficulty in effectively limiting unauthorized use of our trademarks and product designs worldwide, which may cause significant damage to our brand name and our ability to effectively represent ourselves to our agents, suppliers, vendors and/or customers. We may not be successful in enforcing our trademark and other proprietary rights and there can be no assurance that we will be adequately protected in all countries or that we will prevail when defending our trademark and proprietary rights.

Our stock price has been volatile.

The trading price of our common stock has been volatile.  During the quarter ended October 27, 2012, the closing sale prices of our common stock on the NYSE MKT ranged from $0.25 to $0.41 per share and the closing sale price of our common stock on December 10, 2012 was $0.29 per share.  Our stock price is subject to wide fluctuations in response to a variety of factors, including:

•	quarterly variations in operating results;

•	general economic conditions;

•	low trading volume; and

•	other events or factors that are beyond our control.

Any negative change in the public’s perception of the prospects for the retail industry could further depress our stock price, regardless of our results. Other broad market fluctuations may lower the trading price of our common stock. Following significant declines in the market price of a company’s securities, securities class action litigation may be instituted against that company. Litigation could result in substantial costs and a diversion of management’s attention and resources.

The NYSE MKT may delist our common stock, which could limit investors’ ability to make transactions in our common stock.

Our common stock is listed on the NYSE MKT, a national securities exchange.  In order to continue listing our common stock, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount of shareholders’ equity (usually between $2 million and $6 million) and a minimum number of public shareholders (usually 300 shareholders or 200,000 shares held by our non-affiliates). Additionally, our common stock cannot have what is deemed to be a “low selling price” as determined by the exchange.

On November 29, 2012, we received a notice from the NYSE MKT indicating that, based on our shareholders’ equity as reported in our Form 10-K for the year ended July 28, 2012, we were not in compliance with Section 1003(a)(iii) of the NYSE MKT Company Guide, having less than $6 million of shareholders’ equity while sustaining losses from continuing operations and net losses in its five most recent fiscal years. On November 30, 2011, we had received a notice from the NYSE MKT indicating that we were not in compliance with (a) Section 1003(a)(i) of the Company Guide since we reported shareholders’ equity of less than $2 million at July 30, 2011 and losses from continuing operations and/or net losses in two of our three most recent fiscal years and (b) Section 1003(a)(ii) of the Company Guide with shareholders’ equity of less than $4 million and losses from continuing operations and/or net losses in three of our four most recent fiscal years. On January 6, 2012, we had submitted a plan to the NYSE MKT addressing how we intended to regain compliance with those continued listing standards by May 30, 2013, which plan was accepted by the NYSE MKT. We intend to supplement our compliance plan by December 31, 2012 to address how we will regain compliance with Section 1003(a)(iii) of the NYSE MKT Company Guide. Upon receipt of our plan, the NYSE MKT will evaluate it and make a determination as to whether we have made a reasonable demonstration of our ability to regain compliance with the continued listing standards, in which case the plan, as supplemented, will be accepted. If accepted, we will be able to continue our listing, during which time we will be subject to continued periodic review by the NYSE MKT staff. If we do not submit a plan of compliance, or the plan is not accepted by the NYSE MKT, we will be subject to delisting procedures as set forth in Section 1010 and Part 12 of the Company Guide.

6

If our common stock is delisted, we could face material adverse consequences, including:

•	a limited availability of market quotations for our common stock;

•	reduced liquidity in the trading of our stock;

•	a limited amount of news coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

There will be a significant number of shares of common stock eligible for sale, which could depress the market price of our stock.

Following the effective date of the registration statement covering the shares of common stock issuable upon conversion of the preferred stock (and cumulative dividends) or exercise of the warrants issued in the Series A Convertible Preferred Stock transaction, a large number of shares of common stock will be available for sale in the public market. This could harm the market price of our stock. Further, shares may be offered from time to time in the open market pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and these sales may depress the market for our common stock.

If we are unable to obtain shareholder approval of the issuance of the shares of common stock underlying the Series A Convertible Preferred Stock and warrants sold to TTG Apparel, LLC, we may be restricted from issuing additional shares in the future.

So long as any shares of Series A Convertible Preferred Stock are outstanding, we may not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series A Convertible Preferred Stock, issue any shares of common stock or equity or debt security convertible into common stock at a price less than $0.29 per share. While the terms of the Series A Convertible Preferred Stock provide that we can redeem it at any time at our option, we have agreed that until we obtain shareholder approval for the full issuance of shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock and upon exercise of the warrants, we will not exercise such redemption right. Accordingly, if we are unable to obtain shareholder approval of the issuance, we may be restricted from issuing additional shares of common stock in the future if the holder of the Series A Convertible Preferred Stock does not consent to such issuance.

7

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words or phrases “will likely result,” “management expects” or “we expect,” “will continue,” “is anticipated,” “estimated,” “believes,” “could,” “possibly,” “probably,” “anticipates,” “projects,” “may,” or “should” or other variations or similar words are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. We have no obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. In assessing forward-looking statements contained herein, readers are urged to carefully read those statements. Among the factors that could cause actual results to differ materially are: competition; business conditions and industry growth; rapidly changing consumer preferences and trends; general economic conditions; working capital needs; continued compliance with government regulations; loss of key personnel; labor practices; product development; management of growth; increases of costs of operations or inability to meet efficiency or cost reduction objectives; timing of orders and deliveries of products; risks of doing business abroad; and our ability to protect our intellectual property.

A description of key factors that have a direct bearing on our results of operations is provided above under Risk Factors beginning on page 3 of this Prospectus.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling shareholder. We will not receive any of the proceeds from the sale of these shares; however, we will receive payment in cash upon exercise of certain warrants held by such selling shareholder. We expect to use any cash proceeds received from the exercise of the warrants, if any, for general working capital purposes.

8

SELLING SHAREHOLDER

The following table provides certain information with respect to the selling shareholder’s beneficial ownership of our common stock as of December 10, 2012 and as adjusted to give effect to the sale of all of the shares offered by this prospectus. Except as otherwise indicated, the number of shares reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under this rule, the selling shareholder is deemed to beneficially own the number of shares issuable upon exercise or conversion of warrants, options or other convertible securities it holds that are exercisable or convertible within 60 days from the date of this prospectus. However, for purposes of presentation, we have included the full amount of the shares being registered by this prospectus even though such securities might not be issuable within 60 days.

The selling shareholder provided us with information with respect to its share ownership. Because the selling shareholder may sell all, part or none of their shares, we are unable to estimate the number of shares that will be held by the selling shareholder upon resale of shares of common stock being registered hereby. We have, therefore, assumed for the purposes of the registration statement related to this prospectus that the selling shareholder will sell all of its shares. See Plan of Distribution.

	Beneficial Ownership Before Offering			Shares Offered		Beneficial Ownership After Offering
Selling Shareholder	Shares		Percent	Hereby		Shares		Percent
TTG Apparel, LLC(1)	30,171,653	(2)(3)	44.8%	28,405,331	(2)	1,766,322	(3)	2.6%

(1)	According to a Schedule 13D/A, dated May 23, 2012, and filed with the SEC on May 30, 2012, Michael T. Tokarz is the sole controlling person and manager of TTG Apparel, LLC.

(2)	Includes an aggregate of (i) 17,241,379 shares of common stock issuable upon conversion of $5,000,000 of Series A Convertible Preferred Stock at a conversion price of $0.29 per share (which represents the lowest possible price to which the conversion price may be reduced, as described below) and an aggregate of 9,663,952 shares of common stock issuable upon conversion of $2,802,546 of cumulative dividends at the rate of 9% per annum payable quarterly in arrears in shares of Series A Convertible Preferred Stock (assuming the dividends cumulate over a five-year period) at a conversion price of $0.29 per share (which represents the lowest possible price to which the conversion price may be reduced, as described below) and (ii) 1,500,000 shares of common stock issuable upon exercise of warrants.

(3)	Does not include an aggregate of 8,386,977 shares of common stock beneficially owned by Tokarz Investments, LLC which is controlled by Michael T. Tokarz.

Description of the Series A Convertible Preferred Stock

On May 23, 2012, we entered into a Series A Preferred Stock Purchase Agreement, pursuant to which we sold $5,000,000 of Series A Convertible Preferred Stock to TTG Apparel, LLC. TTG Apparel, LLC is neither a broker-dealer nor an affiliate of a broker-dealer. In addition, we issued to TTG Apparel, LLC three, five, and seven year warrants, each to purchase 500,000 shares of common stock (for an aggregate of 1,500,000 shares of common stock) at exercise prices of $0.45, $0.53 and $0.60 per share, respectively. The warrants are exercisable at any time until the expiration dates (May 23, 2015, May 23, 2017 and May 23, 2019, respectively).

Cumulative dividends on the Series A Convertible Preferred Stock are payable quarterly in arrears at the rate of 9% per annum in additional shares of Series A Convertible Preferred Stock (“PIK Shares”). The Series A Convertible Preferred Stock other than the PIK Shares may be initially converted at any time, at the option of the holder, into shares of common stock at a conversion price of $1.05 per share (“Conversion Price”), and the PIK Shares may be initially converted at any time, at the option of the holder, into shares of common stock at a conversion price of $0.45 per share (“PIK Share Conversion Price”). The Conversion Price and PIK Share Conversion Price will be adjusted for customary structural changes such as stock splits and dividends. The Conversion Price will also be adjusted if we sell common stock or common stock equivalents at a price below the Conversion Price, and the PIK Share Conversion Price will be adjusted if we sell common stock or common stock equivalents at a price below the PIK Share Conversion Price; provided, however, that the foregoing conversion price adjustments can never result in a conversion price of less than $0.29 per share. Accordingly, the maximum number of shares of common stock that the Series A Preferred Stock and PIK Shares may be converted into over a five-year period is 26,905,331.

9

A description of the terms of the Series A Convertible Preferred Stock is included in our Current Report on Form 8-K dated May 23, 2012 and filed with the SEC on May 29, 2012.

Description of Relationship with Selling Shareholder and Affiliates

TTG Apparel, LLC was formed for the purpose of investing in our securities. TTG Apparel, LLC originally acquired 3,532,644 shares of our common stock on February 17, 2004 in a private transaction for a purchase price of $6,005,494.80. On January 28, 2008, immediately prior to our merger with FOH Holdings described below, we completed a one for two reverse split of our common stock. Following the reverse split, TTG Apparel, LLC held the 1,766,322 shares of common stock it holds as of the date of this prospectus.

On January 28, 2008, we consummated a merger with FOH Holdings, Inc., a privately-held Delaware corporation, whereby FOH Holdings, Inc. became our wholly-owned subsidiary. Prior to the merger, Tokarz Investments, LLC, an affiliate of TTG Apparel, LLC that was formed for the purpose of making various investments for the Tokarz family, including in our securities, owned approximately 50% of the outstanding common stock of FOH Holdings, Inc. As a result of the merger, and after giving effect to the reverse split described above, Tokarz Investments, LLC received 5,922,304 shares of our common stock.

In connection with the merger, we engaged in a rights offering which resulted in Tokarz Investments, LLC purchasing 2,464,673 additional shares of common stock for an aggregate purchase price of $8,675,648.96 as a standby purchaser. In consideration for acting as a standby purchaser, we also issued Tokarz Investments, LLC warrants to purchase up to an aggregate of 298,296 post-split shares of common stock with an exercise price of $3.52 per share. Such warrants have since expired.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock (and cumulative dividends) and exercise of the warrants received by TTG Apparel, LLC to permit the resale of these shares of common stock by the holder from time to time after the date of this prospectus.

The selling shareholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	on an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions;

•	through short sales;

10

•	in sales pursuant to Rule 144;

•	by broker-dealers that may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	in a combination of any such methods of sale; and

•	by any other method permitted pursuant to applicable law.

If the selling shareholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholder may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling shareholders for purposes of this prospectus.

The selling shareholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholder will pay all underwriting discounts and selling commissions, if any. We have agreed to indemnify the selling shareholder against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholder will be entitled to contribution. We may be indemnified by the selling shareholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

11

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended July 28, 2012 have been so incorporated in reliance on the reports of Mayer Hoffman McCann CPAs (The New York Practice of Mayer Hoffman McCann P.C.), an independent registered public accounting firm, with respect to the fiscal year given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, we make available on or through our corporate web site copies of these reports as soon as reasonably practicable after we electronically file or furnish them to the SEC. Our corporate web site can be found at www.fohgroup.com.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any information that we file after the date of this prospectus with the SEC will automatically update and supersede the information contained in this prospectus. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those filed after the date the registration statement of which this prospectus forms a part was originally filed and prior to the effectiveness of such registration statement, until all of the securities are sold:

•	our Annual Report on Form 10-K for the fiscal year ended July 28, 2012;

•	our Quarterly Report on Form 10-Q for the quarter ended October 27, 2012;

•	our Current Report on Form 8-K dated October 26, 2012 and filed with the SEC on October 26, 2012;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on November 26, 2012;

•	our Current Report on Form 8-K dated November 29, 2012 and filed with the SEC on December 5, 2012;

•	our Current Report on Form 8-K dated December 11, 2012 and filed with the SEC on December 12, 2012; and

•	the description of our common stock contained in our Registration Statement on Form S-14 (File No. 2-70365), filed with the SEC pursuant to Section 12(b) of the Exchange Act, including any amendment(s) or report(s) filed for the purpose of updating such description.

Potential investors may obtain a copy of our SEC filings without charge by written or oral request directed to Frederick’s of Hollywood Group Inc., Attention: Thomas Rende, 6255 Sunset Boulevard, Hollywood, California 90028, (323) 466-5151.

12